January 20, 2011

Via Edgar and E-mail

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN:	Matt McNair, Attorney-Advisor, Division of Corporation Finance
Mike Volley, Staff Accountant Kevin W. Vaughn, Accounting Branch Chief Michael R. Clampitt, Senior Counsel

RE: Additional Response Information Requested, File No. 000-30541

Dear Sirs:

Attached please find the additional information as was requested by phone on January 19, 2011 and was also provided to you via e-mail earlier today relating to the follow-up SEC comment letter dated December 15, 2010.

If you have any additional questions please feel free to contact us.

Sincerely,

/s/ THOMAS R. ROSAZZA
Thomas R. Rosazza
President /Chief Executive Officer

/s/ LORI G. HASSETT
Lori G. Hassett
Vice President/ Chief Financial Officer

Pioneer Bankshares, Inc

263 East Main Street

P.O. Box 10

Stanley, VA 22851

January 20, 2011

Additional SEC follow-up information (per 1-19-11 phone request)

a.	Please provide an updated listing and comparison of the unrealized loss positions at June 30, 2010, September 30, 2010, and December 31, 2010 in a similar table as was provided in item 3a of the original response dated December 8, 2010.

Response:

Description	Cost	Unrealized Losses 6/30/10	Duration As of 6/30/10	Unrealized Losses 9/30/10	Duration As of 9/30/10	Unrealized Losses 12/31/10
Atlantic Richfield	$32,432	$(1,783)	1 mth	—	n/a	—
Colonial Heights	414,700	(6,492)	11 mths	—	n/a	—
T	37,565	(1,280)	2 mths	—	n/a	—
VZ	36,262	(2,638)	3 mths	—	n/a	—
VAW	202,267	(76,903)	31 mths	$(54,227)	34 mths	—
VDE	198,364	(88,011)	31 mths	(73,028)	34 mths	—
VEU	331,947	(120,857)	31 mths	(82,247)	34 mths	—
VGT	246,758	(46,445)	31 mths	(21,578)	34 mths	—
BRBS	78,300	(7,830)	22 mths	—	n/a	—

b.

Please provide information to identify investment securities that were sold during the 4th quarter of 2010 and the actual realized loss of any items sold, as was indicated in the prior response letter dated January 14, 2011.

Response:

As noted during our follow-up response letter dated January 14, 2011, the Company executed various sales and purchases during the fourth quarter of 2010 as part of its normal investment, budgeting, and tax planning initiatives. These transactions resulted in the sale of 1 municipal bond and 2 mortgage-backed securities, and 5 equity securities, as well as multiple purchases of other investments. Of the equity securities sold, 3 were among those previously included in the table above, more specifically VAW, VDE, and VEU. As noted in our prior response, management’s decision to sell these investments was not the result of a change in operational cash flow which required additional funding. Further, this decision was not the result of a change in management’s opinion relating to the expected and likely recovery of value or any change in consideration relating to the other-than-temporary status. Rather, management’s decision regarding the sale of these investments was based firmly on specific investment and tax initiatives.

As requested, additional information relating to the actual realized loss amounts recorded during the fourth quarter of 2010 for the specific securities in question is listed below:

Security Description	Actual Realized Loss from Sale
VAW	$(27,695)
VDE	(57,678)
VEU	(71,450)

Please note that as of December 31, 2010, there were no investments in an unrealized loss position.

If you need any further clarification of the information provided above or have additional questions pertaining to our prior response letters, please let us know.

In closing, management respectfully submits this additional information to you and provides the following acknowledgement:

We, the undersigned officers, do hereby acknowledge that Pioneer Bankshares, Inc is responsible for the adequacy and accuracy of all disclosures in our filings; and further acknowledge that changes to disclosures in response to SEC staff comments do not foreclose the Commission from taking actions with respect to our company’s filings; and acknowledge that Pioneer Bankshares, Inc may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ THOMAS R. ROSAZZA	/s/ LORI G. HASSETT
Thomas R. Rosazza, President/CEO	Lori G. Hassett, Vice President/CFO